Notice Document
Dated: May 1, 2023
Enhanced Variable Accumulation Life
Issued By: Symetra Life Insurance Company

The prospectus for Enhanced Variable Accumulation Life contains more information about the Policy, including its features, benefits, and risks. You can find the prospectus and other information about Enhanced Variable Accumulation Life online at www.symetra.com/regulatoryreports. You can also obtain this information at no cost by calling 1-800-796-3872 or by sending an email request to regulatoryreports@symetra.com.

Additional general information about certain investment products, including variable life insurance policies has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

The Enhanced Variable Accumulation Life Prospectus and Statement of Additional Information dated May 1, 1998, as supplemented, are incorporated herein by reference.

UPDATED INFORMATION ABOUT YOUR POLICY
The information in this Notice Document is a summary of certain Policy features that have changed since the May 1, 2022 Notice Document. This may not reflect all of the changes that have occurred since you entered into your Enhanced Variable Accumulation Life Policy.

There have been no change since the last Notice Document.

KEY INFORMATION

Important information you should consider about the Policy. For more information, see the Enhanced Variable Accumulation Life Prospectus and Statement of Additional Information dated May 1, 1998, as supplemented.

FEES AND EXPENSES
Charges for Early Withdrawals	The surrender charge period for the Policy is no longer applicable. However, a partial withdrawal charge equal to the lesser of $25 or 2% of the amount withdrawn may apply.
Transaction Charges
You may be charged for certain transactions.
•A sales charge equal to 3% will apply to each premium payment made to your Policy.
•A transfer charge of $25 may apply for each transfer in excess of 12 transfers in a Policy Year.
•An increase in face amount of insurance charge equal to $2.00 for each $1,000 of increase will apply. This charge will not be greater than $300 per increase.

Ongoing Fees and Expenses (Annual charges)
In addition to transaction charges, an investment in the Policy is subject to certain ongoing fees and expenses, including fees and expenses covering the cost of insurance under the Policy and the cost of optional benefits available under the Policy. These fees and expenses are based on characteristics of the insured such as age, risk classification, the Policy’s duration, the net amount at risk, and if permitted by state law, sex. You should view the Policy Specifications Page of your Policy for rates applicable to you.

You will also bear expenses associated with the portfolio companies made available under the Policy. For the fiscal year ended December 31, 2022, the minimum and maximum total operating expenses were as follows:

Annual Fee	Minimum	Maximum
Portfolio Fees & Expenses	0.10%	1.26%

RISKS
Risk of Loss	You may lose money by investing in the Policy.
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RISKS
Not a Short-Term Investment	The Policy is not suitable as a short-term savings vehicle and, therefore, may not be the right kind of Policy if you plan to withdraw money or surrender the Policy for short term needs.
Risks Associated with Investment Options
Investment in the Policy is subject to the risk of poor investment performance of the Investment Divisions and can vary depending on the performance of the Investment Divisions available under the Policy. Each Investment Division and the Guaranteed Interest Division has its own unique risk. You should review these investment options before making an investment decision.

Insurance Company Risks
Investment in the Policy is subject to the risks related to Symetra Life Insurance Company. Any obligations, including obligations related to the Guaranteed Interest Division guarantees and benefits provided for under the Policy are backed by our financial strength and claims paying ability. Information about us, including our financial strength ratings, is available upon request by calling 1-800-796-3872, or visiting us at www.symetra.com/regulatoryreports.

Policy Lapse
You must have sufficient money (“net cash surrender value”) in your Policy account to cover all Policy charges or your Policy will lapse. If you don’t have enough money in your Policy to keep it in force, you will be granted a grace period of 61 days. In that time, if we do not receive sufficient money to keep your Policy in force, the Policy will lapse. The risk of lapse may increase if you take withdrawals and Policy loans. In addition, the risk of lapse is increased if you incur increased charges due to an increase in face amount or higher cost of insurance rates.

RESTRICTIONS
Investments
You may allocate amounts under the Policy to 9 Investment Divisions and to the Fixed Account at one time. We reserve the right to add, combine, restrict, or remove any Investment Division as an investment option under your Policy. We further reserve the right to remove the Guaranteed Interest Division as an investment option available under the Policy.

Optional Benefits	Guaranteed Death Benefit Endorsement This rider was only available at the time your Policy was issued and was not available on Policies that included an additional term rider.

TAXES
Tax Implications
You should consult a competent tax professional to determine the tax implications of an investment in the policy.
Withdrawals will be subject to ordinary income tax and may be subject to tax penalties.
Lapse of a policy on which there is an outstanding loan may have adverse tax consequences.

CONFLICTS OF INTEREST
Investment Professional Compensation
Investment professionals who solicited sales of the Policies receive a portion of the commission payable to the broker-dealer firm, depending on the agreement between the broker-dealer and the investment professional. We pay commissions as a percentage of Policy Value.

Exchanges
An investment professional may have a financial incentive to offer you a new policy in the place of one you already own.

You should not exchange this Policy for another variable life insurance policy unless you determine, after knowing all the facts, that the exchange is in your best interest.

EDGAR Contract Identifier: C000003372
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APPENDIX: PORTFOLIOS AVAILABLE UNDER THE POLICY

The following is a list of portfolios available under the Policy. More information about the portfolios is available in the prospectuses for the portfolios, which may be amended from time to time and can be found online at www.symetra.com/regulatoryreports. You can also request this information at no cost by calling 1-800-796-3872 or by sending an email request to regulatoryreports@symetra.com.

The current expense and performance information below reflects fees and expenses of the portfolios, but do not reflect the other fees and expenses that your Policy may charge. Expenses would be higher and performance would be lower if these other charges were included. Each portfolio’s past performance is not necessarily an indication of future performance.

TYPE	FUND NAME AND ADVISOR	CURRENT EXPENSES (As of 12/31/22)	AVERAGE ANNUAL TOTAL RETURN (As of 12/31/22)
			1 Year	5 Year	10 Year
Asset Allocation	Fidelity® VIP Asset Manager Portfolio - Initial Class Fidelity Management & Research Company (FMR) is the fund's Investment Advisor. FMR UK, FMR HK and FMR Japan serve as sub-advisers for the fund. (*)	0.60%	(14.94)%	3.75%	5.66%
Asset Allocation	Fidelity® VIP Asset Manager: Growth Portfolio - Initial Class Fidelity Management & Research Company (FMR) is the fund's Investment Advisor. FMR UK, FMR HK and FMR Japan serve as sub-advisers for the fund. (*)	0.68%	(16.88)%	4.73%	7.11%
U.S. Equity	Fidelity® VIP ContrafundSM Portfolio - Initial Class Fidelity Management & Research Company (FMR) is the fund's Investment Advisor. FMR UK, FMR HK and FMR Japan serve as sub-advisers for the fund. (*)	0.60%	(26.31)%	8.66%	11.43%
U.S. Equity	Fidelity® VIP Equity-Income Portfolio℠ - Initial Class Fidelity Management & Research Company (FMR) is the fund's Investment Advisor. FMR UK, FMR HK and FMR Japan serve as sub-advisers for the fund. (*)	0.51%	(4.96)%	8.16%	10.19%
Money Market	Fidelity® VIP Government Money Market Portfolio - Initial Class Fidelity Management & Research Company (FMR) is the fund's Investment Advisor. FMR UK, FMR HK and FMR Japan serve as sub-advisers for the fund. (*)	0.24%	1.44%	1.08%	0.64%
U.S. Equity	Fidelity® VIP Growth Portfolio - Initial Class Fidelity Management & Research Company (FMR) is the fund's Investment Advisor. FMR UK, FMR HK and FMR Japan serve as sub-advisers for the fund. (*)	0.61%	(24.46)%	12.42%	14.81%
U.S. Equity	Fidelity® VIP High Income Portfolio - Initial Class Fidelity Management & Research Company (FMR) is the fund's Investment Advisor. FMR UK, FMR HK and FMR Japan serve as sub-advisers for the fund. (*)	0.72%	(11.37)%	1.10%	2.97%
U.S. Equity	Fidelity® VIP Index 500 Portfolio - Initial Class Fidelity Management & Research Company (FMR) is the fund's Investment Advisor. Geode serves as sub-adviser for the fund. (*)	0.10%	(18.21)%	9.30%	12.45%
Taxable Bond	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class Fidelity Management & Research Company (FMR) is the fund's Investment Advisor. FMR UK, FMR HK and FMR Japan serve as sub-advisers for the fund. (*)	0.40%	(12.96)%	0.64%	1.53%
International Equity	Fidelity® VIP Overseas Portfolio - Initial Class Fidelity Management & Research Company (FMR) is the fund's Investment Advisor. FMR UK, FMR HK, FMR Japan, FIA FIA(UK) and FIJ serve as sub-advisers for the fund. (*)	0.77%	(24.48)%	2.61%	5.74%
Bond	Pioneer Bond VCT Portfolio - Class I Shares Amundi Asset Management US, Inc.	0.55%	(14.12)%	0.29%	1.66%
U.S. Equity	Pioneer Fund VCT Portfolio - Class I Shares Amundi Asset Management US, Inc.	0.76%	(19.62)%	10.62%	12.77%
U.S. Equity	Pioneer Mid Cap Value VCT Portfolio - Class I Shares Amundi Asset Management US, Inc.	0.78%	(5.35)%	5.30%	9.57%
U.S. Equity	Pioneer Select Mid Cap Growth VCT Portfolio - Class I Shares Amundi Asset Management US, Inc.	0.87%	(31.33)%	5.23%	10.91%
International Equity	Voya Global High Dividend Low Volatility Portfolio - Class S Voya Investments, LLC	0.85%**	(5.11)%	4.54%	6.60%
International Equity	VY JPMorgan Emerging Markets Equity Portfolio - Class I Voya Investments, LLC Sub-Advised by J.P. Morgan Investment Management, Inc.	1.21%	(25.89)%	(0.31)%	2.58%
We do not guarantee that each portfolio will always be available for investment through the Policy.

* Fidelity, the Fidelity Investments Logo, Contrafund and Equity Income are registered service marks of FMR LLC.  Used with permission.

** Annual expenses reflect temporary fee reductions.
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